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                               June 13, 2024

       Charles R. Carter
       Chief Financial Officer
       CERo Therapeutics Holdings, Inc.
       201 Haskins Way, Suite 230
       South San Francisco, CA 94080

                                                        Re: CERo Therapeutics
Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 5, 2024
                                                            File No. 333-279156

       Dear Charles R. Carter:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 16, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. With respect to first paragraph, you disclose that this prospectus relates to the resale of up to 29,393,459 shares of
common stock, but the aggregate of the number of shares
                                                        indicated in clauses
(i) through (vi) does not appear to reconcile to 29,393,459 shares of common stock. Please
advise or revise as appropriate.
   2. We note your revisions in response to prior comment 1. Please continue to revise to disclose the exercise
price of the Common Warrants and the Preferred Warrants.
   3. As requested by prior comment 2, please update your cover page to discuss your ability to fund your operations on
a prospective basis with your current cash on hand.
 Charles R. Carter
FirstName  LastNameCharles
                  Holdings,R. Carter
CERo Therapeutics           Inc.
Comapany
June       NameCERo Therapeutics Holdings, Inc.
     13, 2024
June 13,
Page 2 2024 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations of
CERo, page 124

4. As requested by prior comment 4, discuss the effect of this offering on the company's ability to raise capital.
Exhibit 5.1, page II-4

5. Please tell us how the 35,773,704 shares referred to in clause (a)(x), and the 2,055,709 shares referred to in clause (a)(x)(i), of the opinion ties to your disclosure or file a revised opinion as appropriate.
       Please contact Tamika Sheppard at 202-551-8346 or Tim Buchmiller at 202-551-3635
with any questions.



                                                                  Sincerely,

                                                                  Division of
Corporation Finance
                                                                  Office of
Life Sciences
cc:      Jeffrey A. Letalien, Esq.